SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. _____________)/1/

                           Coventry Health Care, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    222862104
                                 (CUSIP Number)

                                Karen Shaff, Esq.
                     Principal Mutual Life Insurance Company
                                 711 High Street
                             Des Moines, Iowa 50392
                                  (515)247-6139
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                            Donald B. Henderson, Jr.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                  April 1, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(c), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 51 Pages)

----------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 222862104                                          Page 2 of 51 Pages
-------------------                                          ------------------

     1    NAME OF REPORTING PERSON
               Principal Mutual Life Insurance Company
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               I.R.S. Identification No. 42-0127290

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF OR ANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   25,081,604 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             25,081,604 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               25,081,604  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               42.9%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104                                          Page 3 of 51 Pages
-------------------                                          ------------------

     1    NAME OF REPORTING PERSON
               Principal Holding Company
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               I.R.S. Identification No. 42-0942600

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                             [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   25,081,604 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             25,081,604 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               25,081,604 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               42.9%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104                                          Page 4 of 51 Pages
-------------------                                          ------------------

     1    NAME OF REPORTING PERSON
               Principal Health Care, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               I.R.S. Identification No. 52-1503069

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                             [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   25,043,704 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             25,043,704 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               25,081,604 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               42.9%

    14    TYPE OF REPORTING PERSON

               CO


Item 1.  Security and Issuer.

     The title of the securities to which this statement relates is common stock, par value $.01 per share ("CHC Common Stock") of Coventry Health Care, Inc., a Delaware corporation ("CHC"). The principal executive offices of CHC are located at 6705 Rockledge Drive, Suite 100, Bethesda, MD 20817.

Item 2.  Identity and Background.

     This statement is being filed by: (i) Principal Mutual Life Insurance Company ("PM"), (ii) Principal Holding Company ("PH"), and (iii) Principal Health Care, Inc. ("PHC").

     PM is a mutual insurance company organized under the laws of the State of Iowa. The present principal business activity of PM is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

     PH is a corporation incorporated under the laws of the State of Iowa. It is a wholly owned subsidiary of PM. PH is a holding company for the non-life insurance subsidiaries of PM. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

     PHC is a corporation incorporated under the laws of the State of Iowa. It is a direct wholly owned subsidiary of PH and an indirect wholly owned subsidiary of PM. PHC's principal business is the development and administration of managed care arrangements such as preferred provider organizations and health maintenance organizations. The address of PHC's principal business and principal office is 6705 Rockledge Drive, Suite 100, Bethesda, MD 20817.

     Each of PM, PH and PHC is hereinafter referred to individually as a "Reporting Person" and collectively as "Reporting Persons." As discussed below, the Reporting Persons collectively may be deemed to be a group, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), beneficially owning, in the aggregate, 25,081,604 shares of CHC Common Stock or approximately 42.9% of CHC Common Stock within the meaning of Rule 13d-3(a) of the Act.

     Victor H. Loewenstein, a director of PM, is a citizen of the United Kingdom. Elizabeth E. Tallett, a director of PM, is a citizen of the United Kingdom. All other Directors and Executive Officers of the Reporting Persons are United States citizens.

     Attached as Schedule B hereto and incorporated by reference herein is a list of all Directors and Executive Officers of each Reporting Person. Such Schedule B also sets forth the principal business address and principal occupation or employment of each person listed thereon.

     During the last five years, except as set forth below, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, except as set forth below, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 1, 1998, pursuant to a Capital Contribution and Merger Agreement dated as of December 19, 1997 (effective as of November 1, 1997, and amending and restating the Capital Contribution and Share Exchange Agreement dated as of November 3, 1997) (the "Combination Agreement"), by and among CHC, Coventry Corporation, a Tennessee corporation ("Coventry"), Coventry Health Care, Inc., a Maryland corporation ("CHC II"), PM, PH and PHC, PHC transferred to CHC certain of PHC's assets, including the issued and outstanding stock of certain of PHC's wholly-owned subsidiaries, all real or personal property owned or leased by PHC, all accounts receivable, cash, securities, contract rights, prepaid liabilities, and all other assets except for specified excluded assets (the "PHC Assets"). The book value of the PHC Assets including property and excluding $43.1 million of recorded goodwill at September 30, 1997 was approximately $288.6 million. CHC assumed all of the liabilities of PHC, including all liabilities of PHC relating to the PHC Assets but excluding liabilities under certain PHC employee benefit plans, tax liabilities with respect to the pre-closing operations of PHC and its subsidiaries, liabilities relating to certain assets of PHC not transferred to CHC and certain other specified excluded liabilities (the "PHC Liabilities"). In consideration of this transfer, CHC issued to PHC consideration consisting of 25,043,704 shares of CHC Common Stock.

     By virtue of their ownership and control of PHC, PM and PH have the ultimate voting and dispositive power with respect to the shares of CHC Common Stock held by PHC and may be deemed indirect beneficial owners of all of the shares of CHC Common Stock owned by PHC within the meaning of Rule 13d- 3(a) under the Act.

Item 4.  Purpose of Transaction.

     The acquisition of the shares of CHC Common Stock by the Reporting Persons reported in this statement on Schedule 13D was made for long term investment purposes.

     Concurrently with the consummation of the Merger, PM and PHC entered into the Shareholders' Agreement with CHC, dated as of April 1, 1998 (the "Shareholders' Agreement"). The Shareholders' Agreement includes (i) a standstill agreement, pursuant to which PM and its affiliates agree for the five-year period following April 1, 1998 (A) not to acquire more than 40% of the total of issued and outstanding shares of CHC Common Stock other than pursuant to the Combination Agreement and the instruments and agreements thereunder and
(B) not to take certain other actions; (ii) certain restrictions on direct or indirect transfers of CHC Common Stock by PM and/or its affiliates; (iii) registration rights pursuant to which PM and/or its affiliates may demand that CHC register certain shares of CHC Common Stock under a registration statement filed with the SEC and may participate as a selling party in other registered offerings of CHC Common Stock; and (iv) the right of PM, together with its affiliates, to designate six of the fifteen members of the CHC Board of Directors.

     As a result of the Shareholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own all shares of CHC Common Stock held, in the aggregate, by all group members.

     Pursuant to the Combination Agreement, CHC also issued to PM the Warrant, dated as of March 31, 1998 (the "Warrant"). Under the terms of the Warrant, PM has the right to purchase from CHC that number of shares of CHC Common Stock as shall equal 66 2/3% of the total number of shares of CHC Common Stock as shall actually be issued by CHC upon the exercise or conversion of all of the outstanding options and warrants issued by CHC or options assumed by CHC from PHC upon the same terms and conditions as set forth in the CHC Options, CHC Warrants and assumed PHC Options. As of March 9, 1998, CHC had outstanding 3,355,045 CHC Options with an average exercise price of $13.50 and 2,477,766 CHC Warrants with an average exercise price of $10.79. As of March 9, 1998, there were 750,000 PHC Options outstanding with an exercise price per option equal to $14.50. PM's right to purchase shares of CHC Common Stock under the Warrant will vest, from time to time, with respect to the number of shares of CHC Common Stock as shall be issued upon exercise of the CHC Options, CHC Warrants or assumed PHC Options, upon receipt of notice from CHC of the exercise and issuance of such shares and shall terminate upon the expiration of the Warrant on the later of (x) the 90th day following receipt of notice of exercise of the underlying CHC Option, CHC Warrant or assumed PHC Option or (y) the expiration of the exercise period of such underlying option or warrant. Based on the exercise periods of the underlying CHC Options, CHC Warrants or assumed PHC Options, the Warrant will terminate with respect to 6% in 2003, and 44%, 3%, 20%, 26%, and 1% of the shares covered thereby in the years 2004 through 2008, respectively. It is estimated that the fair market value of the Warrant as of November 4, 1997 was approximately $25.0 million.

     Other than as set forth above, the Reporting Persons do not have any plans or proposals, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Act. The Reporting Persons reserve the right to acquire additional securities of CHC, to dispose of securities of CHC at any time or to formulate other purposes, plans or proposals regarding CHC or any of its securities to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) As of the date hereof, PHC holds 25,043,704 shares of CHC Common Stock.

     In addition, Invista Capital Management, Inc. ("Invista"), a direct wholly owned subsidiary of PH, and an indirect wholly owned subsidiary of PM, is a record holder of an additional 37,900 shares of CHC Common Stock. Invista is a corporation incorporated under the laws of the state of Iowa. The present principal business activity of Invista is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940. The address of Invista's principal business and principal office is 699 Walnut, 1800 Hub Tower, Des Moines, Iowa 50309. Invista, using funds provided by holders of certain investment accounts for which Invista acts as investment adviser, acquired and is a record holder of 37,900 shares of CHC Common Stock. Invista originally acquired, and continues to hold, its shares of CHC Common Stock for investment purposes only.

     PM and PH, by virtue of their ownership and control of PHC and Invista, are deemed to share the power to vote or dispose, or direct the voting or disposition of, 25,081,604 shares of CHC Common Stock, and therefore may be deemed beneficial owners of the shares of CHC Common Stock held by PHC and Invista within the meaning of Rule 13d-3(a) under the Act. PHC is deemed to share the power to vote or dispose, or direct the voting or disposition of, 25,043,704 shares of CHC Common Stock.

     The Reporting Persons acted together for the purposes of acquiring, holding, voting or disposing of CHC Common Stock. Furthermore, PM and PHC are parties to the Shareholders' Agreement. The Shareholders' Agreement obligates PM and PHC to act in concert with respect to certain matters concerning CHC. As a result, the Reporting Persons may be deemed to constitute a group within the meaning of the Act. Pursuant to Rule 13d-5(b)(1) members of the group may be deemed to have acquired beneficial ownership of all shares of CHC Common Stock beneficially held by each member of the group. As a result, each of the Reporting Persons is deemed to beneficially own 25,081,604 shares of CHC Common Stock or 42.9% of CHC Common Stock.

     (c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named on Exhibit B hereto, has effected any transactions in CHC Common Stock during the past 60 days except as described herein.

     (d) As an investment adviser, Invista invested funds of investment accounts for which Invista acts as investment adviser in CHC Common Stock. Consequently, holders of such investment accounts are the beneficiaries of the right to receive dividends from, or the proceeds from the sale of, CHC Common Stock held of record by Invista.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Items 3, 4, and 5 are incorporated herein by reference. Pursuant to the Combination Agreement, PM was issued the Warrant, a copy of which is attached hereto as Exhibit D. PM and PHC are also parties to the Shareholders' Agreement attached hereto as Exhibit C.

     Other than the above mentioned agreements, there are no other contracts, arrangements, understanding or relationships with respect to CHC Common Stock to which any Reporting Person is a party or by which any Reporting Person is bound.

Item 7.  Exhibits.

Exhibit A:   Joint Filing Agreement dated April 10, 1998, among the Reporting
             Persons.

Exhibit B:   Directors and Executive Officers of the Reporting Persons.

Exhibit C:   Shareholders' Agreement dated April 1, 1998, among PM, PHC and CHC.

Exhibit D:   Warrant dated as of March 31, 1998, issued by CHC to PM.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1998

                                    PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

                                    By:  /s/ Mary L. Bricker
                                         Mary L. Bricker
                                         Assistant Corporate Secretary

                                    PRINCIPAL HOLDING COMPANY

                                    By:  /s/ Mary L. Bricker
                                         Mary L. Bricker
                                         Assistant Corporate Secretary

                                    PRINCIPAL HEALTH CARE, INC.

                                    By:  /s/ Mary L. Bricker
                                         Mary L. Bricker
                                         Assistant Corporate Secretary